Exhibit 99.1

MAVERIX PROVIDES DETAILS OF SPECIAL MEETING OF SHAREHOLDERS

All amounts are in U.S. dollars unless otherwise indicated.

December 21, 2022, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is pleased to announce the particulars of a special meeting (the “Special Meeting”) of shareholders to be conducted pursuant to the interim order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated November 30, 2022, in connection with the previously announced statutory plan of arrangement under Section 192 of the Canada Business Corporations Act, pursuant to which, among other things and subject to the satisfaction or waiver of all applicable conditions precedent, Triple Flag Precious Metals Corp. (“Triple Flag”) will acquire all of the issued and outstanding common shares of Maverix (the “Arrangement”).

Details of the Special Meeting and Implementation of the Arrangement

The Interim Order authorizes and orders that the Special Meeting be held on Thursday, January 12, 2023, at 10:00 a.m. (Pacific time) in a virtual format. Shareholders of record as of the close of business on December 2, 2022, are entitled to receive notice of, to participate in, and to vote their shares of Maverix at the Special Meeting. The management information proxy circular (the “Circular”) and related proxy materials in respect of the Special Meeting are available under Maverix’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) and are in the process of being mailed to shareholders. Details of the Special Meeting and how shareholders or their duly appointed proxyholders can attend, access and participate in the Special Meeting will be set out in the Circular.

Implementation of the Arrangement is subject to the approval of: (i) at least two-thirds (66 2/3%) of the votes cast by shareholders virtually present or represented by proxy at the Special Meeting, voting as a single class; and (ii) because the Arrangement is subject to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a simple majority (more than 50%) of the votes cast by shareholders virtually present or represented by proxy at the Special Meeting, excluding the votes of shareholders whose votes are required to be excluded pursuant to MI 61-101.

In addition to the receipt of the requisite approval of the Maverix shareholders, the completion of the Arrangement is subject to final approval of the Arrangement by the Court and the satisfaction or waiver of the other customary conditions to completion of the Arrangement.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 140 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please visit our website at maverixmetals.com or contact:

Maverix Metals Inc.

Valerie Burns

Manager of Investor Relations

(604) 343-6225

info@maverixmetals.com

Questions

If you have any questions about the information contained in this press release in connection with the Special Meeting, please contact our proxy solicitation agent and strategic shareholder advisor, Laurel Hill, at 1-877-452-7184 (North American Toll Free), 416-304-0211 (Calls Outside North America) or by email at assistance@laurelhill.com

1

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council. While the terms are substantially similar to the same terms defined under S-K 1300 there are differences in the definitions. Accordingly, there is no assurance any mineral resources that the Company may report under NI 43-101 will be the same as resource estimates prepared under the standards adopted under S-K 1300. Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, the Company is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Special Meeting and the completion of the Arrangement (including requisite shareholder approval thereof and other conditions precedent). Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 16, 2022, available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

2